AM 9/13/2004

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 1 2004 WASH., D.C. 185

SECURI 04019878 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- ~~053310~~ 53310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIREFLY CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 SUMMER STREET
(No. and Street)

BOSTON (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MUHAMMED SAEED 6173140705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUSSMAN, STEPHEN, J.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) (State) 03053 (Zip Code)

PROCESSED SEP 2 0 2004 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, MUHAMMED SAEED, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIREFLY CAPITAL, INC., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public 6/25/04

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIREFLY CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2004

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Firefly Capital, Inc.
Boston, MA

We have audited the accompanying statement of financial condition of Firefly Capital, Inc. (the Company) as of June 30, 2004 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Firefly Capital, Inc. as of June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 25, 2004

FIREFLY CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2004

ASSETS

Cash and cash equivalents	$ 37,100
Receivable from broker dealers	617,876
Deposits with clearing organizations	108,331
Rent deposit	8,550
Receivable from officers	126,701
Deferred taxes	37,857
Furniture and equipment at cost, less, accumulated depreciation of $226,372	80,207
Total Assets	$ 1,016,622

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 223,471
Income taxes payable	1,972
Subordinated loans	559,257
Total Liabilities	784,700
Stockholders' Equity	
Preferred stock, $0.01 par value, shares authorized 10,000,000; 1,100,000 issued and outstanding shares ($1,100,000 liquidation preference)	1,100,000
Common stock, $0.01 par value, shares authorized 10,000,000; 1,595,000 issued and 1,100,000 outstanding shares	11,000
Additional paid-in-capital	66,697
Retained earnings (deficit)	(865,275)
Less 495,000 shares of common stock in treasury, at cost	(80,500)
Total Stockholders' Equity	231,922
Total Stockholders' Equity and Liabilities	$ 1,016,622

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2004

Revenues:	
Commissions	$ 1,806,865
Interest and dividends	6,373
Other income	980
	1,814,218
Expenses:	
Employee compensation and benefits	417,410
Floor brokerage, exchange, and clearance fees	763,080
Communications	25,739
Occupancy	146,973
Taxes, other than income taxes	24,241
Other expenses	508,370
	1,885,813
Loss Before Income Taxes	(71,595)
Provision for Income Taxes	(35,842)
Net Income (Loss)	$ (35,753)

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED JUNE 30, 2004

Subordinated borrowings at July 1, 2003	$	559,257
Increases:		
None		-
Subordinated borrowings at June 30, 2004	$	559,257

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2004

	Common Stock	Preferred Stock	Additional Paid-In-Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at July 1, 2003	$ 11,000	$ 1,100,000	$ 66,697	$ (829,522)	$ (80,500)	$ 267,675
Net Income (Loss)	-	-	-	(35,753)	-	(35,753)
Balance at June 30, 2004	$ 11,000	$ 1,100,000	$ 66,697	$ (865,275)	$ (80,500)	$ 231,922

The accompanying notes are an integral part of these financial statements.

FIREFLY CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2004

Cash flows from operating activities:		
Net income (loss)		$ (35,753)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	$ 96,330	
Deferred taxes	(37,857)	
(Increase) decrease in operating assets:		
Increase in receivable from broker dealers	(458,176)	
Increase in deposits with clearing organizations	(319)	
Increase in receivable from officers	(53,265)	
Decrease in salaries advance	9,588	
Increase (decrease) in operating liabilites:		
Increase in accounts payable, accrued expenses	20,994	
Increase in income taxes payable	1,804	
Total adjustments		(420,901)
Net cash used by operating activities		(456,654)
Cash flows from investing activities		
None		-
Net cash used in investing activities		-
Cash flows from financing activities		
None		-
Net decrease in cash		(456,654)
Cash at beginning of the year		493,754
Cash at end of the year		$ 37,100

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ -
Income tax payments	$ 44

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

FIREFLY CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on December 11, 2000. It serves as a broker/dealer in securities. Related commission revenue and expenses are recorded on a settlement date basis.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. For the fiscal year ended June 30, 2004, depreciation expense was $96,330.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $501,075 at June 30, 2004, which exceeded required net capital of $15,029 by $486,046. The ratio of aggregate indebtedness to net capital at June 30, 2004 was 45.0%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$ 0	$ 2,015	$ 2,015
Deferred	(22,271)	(15,586)	(37,857)
	$ (22,271)	$ (13,571)	$ (35,842)

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to an operating lease for office space. Approximate future minimum lease payments of all non-cancelable operating leases for the next four years is as follows:

2005	37,388
2006	879
	$38,267

Rent expense for the office space for the fiscal year 2004 was $43,396.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company has loaned its officers money for personal expenses during the year. It is expected that these loans will be repaid through bonuses in the following year. The balance due as of June 30, 2004 was $126,701.

NOTE 6- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 7- STOCKHOLDER'S EQUITY

Common Stock – The Company's Board has authorized the issuance of up to 10,000,000 shares of $0.01 par value common stock, of which 1,100,000 shares were outstanding and 495,000 shares were held in treasury as of June 30, 2004.

Preferred Stock – As of June 30, 2004, the Company had authorized 10,000,000 shares of preferred stock, par value $0.01, of which 1,100,000 shares have been designated as Series A Convertible Preferred Stock.

The following summarizes certain features of the Company's preferred stock:

- *Conversion* - Each share of Series A Preferred are convertible into common stock on a one-to-one basis. The conversion ratio is subject to adjustment in the event of certain dilutive issuances of stock. All preferred stock is mandatorily converted upon the completion of an initial public offering, which meets certain minimum requirements.
- *Liquidation Preference* – In the event of liquidation of the Company, the holders of Series A Preferred shares outstanding will be entitled to be paid out of the assets of the Company, available for distribution ratably, before any payment will be made to the holders of common stock, at $1.00, plus any outstanding dividends declared but unpaid. After the payment of these preferences, the remaining assets available for distribution to stockholders will be distributed to holders of the common stock.
- *Dividends* – In the event any dividend is declared on the common stock, such dividend shall be distributed to the holders of Series A Preferred Stock and common stock on a pro rata basis, based on the number of shares of common stock then held by each such holder (assuming the conversion of the Series A Preferred Stock into common stock).

- *Voting Rights* – Each holder of outstanding shares of Series A Preferred will be entitled to the number of votes equal to the number of whole shares of common stock into which preferred shares are convertible as of the record date. In addition, the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred is required for the Company to authorize certain major corporate events.

NOTE 8- SUBORDINATED LOANS – STOCKHOLDERS

The stockholders agreed to subordinate the right to receive principal and interest to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company. The principal, $559,257, is due in full with interest at 8% per annum in June 2005. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

FIREFLY CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2004

FIREFLY CAPITAL, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2004

Total ownership equity from statement of financial condition	$ 231,922
Add: Subordinated Loans	$ 559,257
Total nonallowable assets from statement of financial condition	(278,315)
Net capital before haircuts on securities positions	512,864
Haircuts on securities	(11,789)
Net capital	$ 501,075
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 225,443
Total aggregate indebtedness	$ 225,443
Percentage of aggregate indebtedness to net capital	45.0%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 15,030
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 15,030
Excess net capital	$ 486,045
Excess net capital at 1000%	$ 478,531

FIREFLY CAPITAL, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT JUNE 30, 2004

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED June 30, 2004	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT June 30, 2004
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 199,068	$ 32,854	$ 231,922
Additions:			
Subordinated Loans	559,257	-	559,257
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	243,489	34,826	278,315
Haircuts on securities	11,789	-	11,789
Total deductions	255,278	34,826	290,104
Net capital	$ 503,047	$ (1,972)	$ 501,075

SCHEDULE II

FIREFLY CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2004

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

FIREFLY CAPITAL, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2004

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

FIREFLY CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2004

Firefly Capital Inc., is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Firefly Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Firefly Capital, Inc., (the Company) for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 25, 2004